FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA COMPLETES TESTING OF THE SECOND TURBINE UNIT OF THE EL CAJON HYDROELECTRIC PROJECT

•	The client has accepted delivery of the second unit; payment is expected to be made on August 31, 2007

Mexico City, June 1, 2007 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced today that its subsidiary Constructora Internacional de Infraestructura, S.A. de C.V. (CIISA) has received Provisional Acceptance for the second turbine unit of the El Cajón Hydroelectric Project in Nayarit, in accordance to the contract signed by CIISA and its client, the Federal Electricity Commission (CFE).

The Provisional Acceptance is the result of successful completion of the operating tests specified in the contract, which include commercial operation at full rated capacity of 750 megawatts after the start up of the second turbogenerating unit, to the satisfaction of the CFE and in accordance with contract terms. The first unit was delivered in February 2007.

Final Acceptance, which includes the process of additional performance tests, the delivery of the works and documents, finalization, closing, and final payment, will take place during the period between today and August 31, 2007, which is the estimated date for the final completion of the project and final payment.

Dr. José Luis Guerrero, CEO of ICA, said: “The delivery of the second turbogenerating unit is a great accomplishment for the construction consortium. The El Cajón hydroelectric project was the first financed public works project of its kind, which itself was a significant achievement. It was constructed in record time, and meets the highest standards of quality, safety, and environmental protection. We are very proud of this project, which will contribute significantly to increasing Mexico’s electricity supply, and can be a model for future projects.”

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

PRESS RELEASE

United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Constructora Internacional de Infraestructra, S.A. de C.V. (CIISA) is the consortium responsible for the execution and financing of El Cajón Hydroelectric Project. The consortium members are Promotora e Inversora Adisa, S.A. de C.V. and Ingenieros Civiles Asociados S.A. de C.V., both subisidiaries of ICA, Energomachexport Power Machines, and La Peninsular Compañia Constructora, S.A. de C.V.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Energomachexport Power Machines is a leading Russian company in the sale of equipment for the production, transmission, and distribution of electric power, as well as gas-pumps, transportation, and railway equipment. Energomachexport has 35 years experience in the development of complex power projects and delivery of equipment to countries around the world. Visit www.energomachexport.com

La Peninsular Compañía Constructora, S.A. de C.V. is a Mexican company founded in 1978, and is providing civil construction resources for the project.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer